October 24, 2005

U.S. Securities and Exchange Commission	VIA EDGAR

450 Fifth Street NW

Washington, DC 20549

Attn:  Mr. Eduardo Aleman

Re:                             MathStar, Inc.  (the “Company”)

Registration Statement on Form S-1

SEC File No. 333-127164

Acceleration Request

Dear Mr. Aleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Underwriter in this offering hereby joins in the request of the Company that the effectiveness of the above-referenced Registration Statement be accelerated to 4:30 P.M., Washington, DC Time, on Wednesday, October 26, 2005, or as soon thereafter as practical.

The following information with respect to the distributions of the Preliminary Prospectus, dated September 29, 2005 and October 7, 2005, respectively, is furnished pursuant to Rules 460 and 461 in connection with the foregoing request for acceleration of the effective date of said Registration Statement.

September 29, 2005 Prospectus

Distributee:	Number of Copies

Potential Members of the Underwriting Group	0
Dealers	60
Institutions	311
Statistical & Publicity	0
Individuals	1836
Issuer (the Company)	100
Remain on hand	4693

October 7, 2005 Prospectus

Distributee:	Number of Copies

Potential Members of the Underwriting Group	0
Dealers	60
Institutions	311
Statistical & Publicity	0
Individuals	1547
Issuer (the Company)	100
Remain on hand	2982

Very truly yours,

FELTL & COMPANY

By	/s/ Michael B. Schierman
	Its	Principal